SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                                 SCHEDULE 13D*
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             Kankakee Bancorp, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   484243100
                                (CUSIP Number)

                              Jeffrey L. Gendell
       237 Park Avenue, 9TH Floor, New York, New York 10017 (212) 692-3695
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                                December 5, 2002
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 484243100                 13D                    Page 2 of 19 Pages


-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Financial Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------------
     (4) SOURCE OF FUNDS **
                                                WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                114,600
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                114,600
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                114,600
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                9.8%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 484243100                 13D                    Page 3 of 19 Pages


-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Management, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------------
     (4) SOURCE OF FUNDS **
                                                WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                114,600
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                114,600
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                114,600
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                9.8%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 484243100                 13D                    Page 4 of 19 Pages


-----------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Jeffrey L. Gendell
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------------
     (4) SOURCE OF FUNDS **
                                                WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                114,600
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                114,600
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                114,600
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                9.8%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 484243100                 13D                    Page 5 of 19 Pages


Item 1.     Security and Issuer.

     This statement relates to the common stock, par value $0.01 (the "Common Stock") of Kankakee Bancorp, Inc. (the "Company"). The Company's principal executive offices are located at 310 South Schuyler Avenue, Kankakee, IL 60901.

Item 2.     Identity and Background.

     (a) This statement is filed by:
          (i) Tontine Financial Partners, L.P., a Delaware limited partnership ("TFP"), with respect to the shares of Common Stock directly owned by it;
         (ii) Tontine Management, L.L.C., a Delaware limited liability company ("TM"), with respect to the shares of Common Stock directly owned by TFP; and
        (iii) Mr. Jeffrey L. Gendell ("Mr. Gendell") with respect to the shares of Common Stock directly owned by TFP. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of TFP and TM is 237 Park Avenue, 9TH Floor, New York, New York 10017. The business address of Mr. Gendell is 237 Park Avenue, 9TH Floor, New York, New York 10017.

     (c) The principal business of TFP is serving as a private investment limited partnership investing primarily in financial institutions. The principal business of TM is serving as general partner to TFP. Mr. Gendell serves as the Managing Member of TM.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 484243100                 13D                    Page 6 of 19 Pages


     (f) TFP is a limited partnership organized under the laws of the State of Delaware. TM is a limited liability company organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by TFP is approximately $2,721,564. Neither Mr. Gendell nor TM directly owns any shares of Common Stock.

       The shares of Common Stock purchased by TFP were purchased with working capital and on margin. TFP's margin transactions are with ABN AMRO Securities LLC, on such firm's usual terms and conditions. All or part of the shares of Common Stock directly owned by TFP may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to TFP. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.     Purpose of the Transaction.

     A Standstill and Voting Agreement, dated December 5, 2002, among each of the Reporting Persons and the Company (the "Standstill Agreement") has been executed. The text of the Standstill Agreement is set forth in Schedule A attached hereto, and is incorporated herein by reference.

CUSIP No. 484243100                 13D                    Page 7 of 19 Pages


Item 5.     Interest in Securities of the Issuer.

      A. Tontine Financial Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 114,600
                    Percentage: 9.8% The percentages used herein and in the rest of Item 5 are calculated based upon the 1,165,881 shares of Common Stock issued and outstanding as of November 1, 2002, as reflected in the Company's Form 10-Q for the period ending September 30, 2002.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 114,600
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 114,600
              (c) TFP did not enter into any transactions in the Common Stock of the Company within the last sixty days.

              (d) TM, the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.
              (e) Not applicable.

      B. Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: 114,600
                    Percentage: 9.8%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 114,600
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 114,600
              (c) TM did not enter into any transactions in the Common Stock of the Company within the last sixty days.
              (d) Not applicable.
              (e) Not applicable.

      C. Jeffrey L. Gendell
             (a) Aggregate number of shares beneficially owned: 114,600
                   Percentage: 9.8%
             (b) 1. Sole power to vote or direct vote: -0-
                 2. Shared power to vote or direct vote: 114,600
                 3. Sole power to dispose or direct the disposition: -0-
                 4. Shared power to dispose or direct the disposition: 114,600
             (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days.
             (d) Not applicable.
             (e) Not applicable.

CUSIP No. 484243100                 13D                    Page 8 of 19 Pages


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     In addition to the Joint Acquisition Statement attached as Exhibit 1 hereto, the persons named in Item 2 hereof have entered into the Standstill Agreement with the Company. The Standstill Agreement provides, among other things, that the Reporting Persons will not affirmatively increase their beneficial ownership of the Company's voting securities in excess of 9.99% of the outstanding voting securities and that the Board of Directors of the Company will increase the number of directors from seven to eight members and will appoint a nominee designated by the Reporting Persons to fill the vacancy created by such increase. The text of the Standstill Agreement is set forth on Schedule A attached hereto, and is incorporated herein by reference.


Item 7.     Materials to be Filed as Exhibits.

     The Standstill Agreement is attached hereto as Schedule A. In addition, there is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 484243100                 13D                   Page 9 of 19 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  December 9, 2002

                                    /s/ JEFFREY L. GENDELL
                                    ----------------------
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Financial Partners, L.P.

CUSIP No. 484243100                 13D                   Page 10 of 19 Pages

                                  Schedule A

                         STANDSTILL AND VOTING AGREEMENT

     THIS STANDSTILL AND VOTING AGREEMENT (this "Agreement") dated as of December 5, 2002, is among KANKAKEE BANCORP, INC., a Delaware corporation (the "Company"), and the Company's Board of Directors (the "Board"), on one hand, and JEFFREY L. GENDELL, TONTINE MANAGEMENT L.L.C., TONTINE PARTNERS L.P., TONTINE FINANCIAL PARTNERS, L.P. and TONTINE OVERSEAS ASSOCIATES, L.L.C. (collectively, the "Group," and individually, a "Group Member"), on the other hand.

                                    RECITALS

         WHEREAS, the Company and the Group have agreed that it is in their mutual interests to enter into this Agreement as hereinafter described;

         NOW THEREFORE, in consideration of the Recital and the representations, warranties, covenants and agreements contained herein and other good and valuable consideration, the parties hereto mutually agree as follows:

                                   AGREEMENTS

     Section 1. DEFINITIONS. As used in this Agreement, the following terms shall have the meanings indicated, unless the context otherwise requires:

               (a) "Acquire" means every type of acquisition, whether effected by purchase, exchange, operation of law or otherwise.

               (b) "Acting in concert" means: (i) knowing participation in a joint activity or conscious parallel action towards a common goal whether or not pursuant to an express agreement; or (ii) a combination of pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

               (c) "Affiliate" means a person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, one or more of the Group Members.

               (d) "Bank" means KFS Bank, F.S.B., a federal savings bank with its main office located in Kankakee, Illinois, which was formerly known as Kankakee Federal Savings Bank.

               (e) "Beneficial ownership" or "beneficially owned" mean all capital securities of the Company owned or held in the name of a Group Member or an associate thereof, individually or jointly with any other person; by any trust in which the Group Member is a settlor, trustee or beneficiary; by any corporation (whose shares are not publicly traded) in which the Group Member is a stockholder (owning, together with all other Group Members and their respective affiliates, more than five percent (5%) of the outstanding voting power thereof), director or officer; by any partnership (whose partnership interests are not publicly traded) in which the Group Member is a limited partner (owning, together with all other Group Members and their respective affiliates, more than five percent (5%) of the outstanding beneficial interests thereof), or a general partner, employee or agent; or by any other entity in which a Group Member holds, together with all other Group Members and their respective affiliates, more than five percent (5%) of the outstanding beneficial interests thereof.

CUSIP No. 484243100                 13D                   Page 11 of 19 Pages


               (f) "Business day" means any day except Saturday, Sunday and any day on which the Bank is authorized or required by law or other government action to close.

               (g) "Change in control" means: (i) any person or group becomes the beneficial owner of any class of voting securities of the Company or the Bank representing ten percent (10%) or more of the total number of votes that may be cast for the election of the directors of the Company or the Bank; (ii) in connection with any tender or exchange offer (other than an offer by the Company or the Bank), merger or other business combination, sale of assets or contested election, or any combination of the foregoing, the persons who were directors of the Company or the Bank prior to any such action cease to be a majority of the members of the board of directors of the Company or the Bank, respectively; or (iii) stockholders of the Company or the Bank approve a transaction pursuant to which substantially all of the assets of the Company or the Bank will be sold.

               (h) "Control" (including the terms "controlling," "controlled by," and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management, activities or policies of a person or organization, whether through the ownership of capital securities, by contract or otherwise.

               (i) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

               (j) "Person" includes an individual, group acting in concert, a corporation, a partnership, an association, a joint stock company, a trust, an unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of the equity securities of the Company.

               (k) "Transfer" means, directly or indirectly, to sell, gift, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, gift, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of (by operation of law or otherwise), any capital securities, or any interest in any capital securities, of the Company; PROVIDED, HOWEVER, that a merger or consolidation in which the Company is a constituent corporation shall not be deemed to be the transfer of any of the Company's capital securities beneficially owned by the Group or a Group Member.

               (l) "Vote" means to vote in person or by proxy, or to give or authorize the giving of any consent as a stockholder on any matter.

         Section 2.        REPRESENTATIONS AND WARRANTIES OF THE GROUP MEMBERS.
The Group Members hereby represent and warrant to the Company as follows:

               (a) The Group and the Group Members, in the aggregate, beneficially own, as of the date of this Agreement, 114,600 shares of the Company's common stock, par value $0.01 per share. Except for these shares, neither the Group nor any Group Member, nor any of their respective affiliates, has or has a right to acquire any beneficial ownership interest in any capital securities of the Company, and no such person has a right to vote any capital securities of the Company.

               (b) The Group and the Group Members have full power and authority to enter into and perform their obligations under this Agreement, and the execution and delivery of this Agreement by the Group and Group Members has been duly authorized by the principals of the Group. This Agreement constitutes a valid and binding obligation of the Group and the Group Members, subject to the non-objection of the Office of Thrift Supervision ("OTS"), and the performance of its terms shall not constitute a violation of any limited partnership agreement, bylaws or any agreement or instrument to which the Group or any Group Member is a party.

CUSIP No. 484243100                 13D                   Page 12 of 19 Pages


               (c) There are no other persons who, by reason of their personal, business, professional or other arrangement with the Group or any Group Member, whether written or oral and whether existing as of the date hereof or in the future, have agreed, explicitly or implicitly, to take any action on behalf of or in lieu of the Group or any Group Member that would otherwise be prohibited by this Agreement.

               (d) Except for this Agreement, there are no arrangements, agreements or understandings concerning the subject matter of this Agreement between the Group (and/or any Group Member) and the Company.

         Section 3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Group that the Company has full power and authority to enter into and perform its obligations under this Agreement, and that the execution and delivery of this Agreement by the Company has been duly authorized by the Board. This Agreement constitutes a valid and binding obligation of the Company and the Board and the performance of its terms shall not constitute a violation of the Company's certificate of incorporation, bylaws or any agreement or instrument to which it is a party.

         Section 4.     COVENANTS.

               (a) Subject to subparagraph (b) of this Section, from the date of this Agreement through the Expiration Date (as defined below), the Group and each Group Member covenant and agree not to, and shall cause each of their affiliates not to, directly or indirectly, alone or in concert with any other affiliate, group or other person:

                    (i) acquire, offer or propose to acquire or agree to acquire, directly or indirectly, whether by purchase, tender or exchange offer, or through the acquisition of control of another person or entity (including by way of merger or consolidation), the beneficial ownership of, or the right to vote, any voting securities, direct or indirect rights or options to acquire any voting securities, or securities or instruments convertible into voting securities, of the Company if, after giving effect to the acquisition of such voting securities (whether or not actually acquired), the Group would beneficially own (within the meaning of Rule 13d-3 promulgated under the Exchange Act) in excess of 9.99% of the outstanding voting securities of the Company; PROVIDED, HOWEVER, that any increase in the Group's percentage ownership of voting securities of the Company due to a redemption or repurchase by the Company of any of its voting securities shall not be deemed to be an acquisition by the Group of beneficial ownership of the Company's voting securities;

                    (ii) transfer, or offer or propose to transfer or agree to transfer, except in compliance with this Agreement, beneficial ownership of, or the right to vote any capital securities of the Company owned as of the date of this Agreement or hereafter acquired, whether acquired through the purchase of any of the Company's capital securities, the acquisition of control of another person or entity (including by way of merger or consolidation), or by joining a partnership, syndicate or other group or otherwise, and the Group and each Group member acknowledge and agree that any of the Company's capital securities beneficially owned by them, whether acquired in compliance with or in contravention of this Agreement, with or without actual knowledge, shall be subject to the terms and conditions of this Agreement;

                    (iii) propose or seek to effect a merger, consolidation, recapitalization, reorganization, sale, lease, exchange or other disposition of substantially all the assets of or other business combination involving, or a tender or exchange offer for securities of, the Company or any of its subsidiaries or any material portion of its or such subsidiary's business or assets or any other type of transaction that would result in a change in control of the Company (any such action in this subparagraph being referred to herein as a "Company Transaction Proposal");

CUSIP No. 484243100                 13D                   Page 13 of 19 Pages

                    (iv) seek to exercise any control or influence over the management of the Company or the Board or any of the businesses, operations or policies of the Company;

                    (v) present to the Company, its stockholders or any third party any proposal constituting or that can reasonably be expected to result in a Company Transaction Proposal;

                    (vi) seek to effect a change in control of the Company;

                    (vii) publicly suggest or announce its willingness or desire to engage in a transaction or group of transactions or have another person engage in a transaction or group of transactions that constitute or could reasonably be expected to result in a Company Transaction Proposal, or take any action that might require the Company to make a public announcement regarding any such Company Transaction Proposal;

                    (viii) initiate, request, induce, encourage or attempt to induce or give encouragement to any other person to initiate, or otherwise provide assistance to any person who has made or is contemplating making, or enter into discussions or negotiations with respect to, any proposal constituting or that can reasonably be expected to result in a Company Transaction Proposal;

                    (ix) solicit proxies (or written consents) or assist or participate in any other way, directly or indirectly, in any solicitation of proxies (or written consents), or otherwise become a "participant" in a "solicitation," or assist any "participant" in a "solicitation" (as such terms are defined under the Exchange Act) in opposition to the recommendation or proposal of the Board, or recommend or request or induce or attempt to induce any other person to take any such actions, or seek to advise, encourage or influence any other person with respect to the voting of (or the execution of a written consent in respect of) any capital securities of the Company, or execute any written consent in lieu of a meeting of the holders of any capital securities of the Company or grant a proxy with respect to the voting of any capital securities of the Company to any person other than a member of the Board;

                    (x) initiate, propose, submit, encourage or otherwise solicit stockholders of the Company for the approval of one or more stockholder proposals or induce or attempt to induce any other person to initiate any stockholder proposal, or seek election to or seek to place a representative or other affiliate or nominee on the Board or seek removal of any member of the Board;

                    (xi) form, join in or in any other way (including by deposit of the Company's capital securities) participate in a partnership, pooling agreement, syndicate, voting trust or other group with respect to any of the Company's capital securities, or enter into any agreement or arrangement or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of any of the Company's capital securities;

                    (xii) join with or assist any person or entity, directly or indirectly, in opposing, or make any statement in opposition to, any proposal or director nomination submitted by the Board to a vote of the Company's stockholders;

                    (xiii) join with or assist any person or entity, directly or indirectly, in supporting or endorsing (including supporting, requesting or joining in any request for a meeting of stockholders in connection with), or make any statement in favor of, any proposal submitted to a vote of the Company's stockholders that is opposed by the Board;

CUSIP No. 484243100                 13D                   Page 14 of 19 Pages


                    (xiv) vote for any nominee or nominees for election to the Board, other than those nominated or supported by the Board, and no Group Member shall consent to become a nominee for election as a director of the Company, without the express written consent of the Company;

                    (xv) call, or participate in calling, any special meeting of the stockholders of the Company;

                    (xvi) make any public statement, whether by press release, comment to any news media or otherwise, regarding the affairs of the Company or that reflects negatively against the Company or any subsidiary or the Board or any subsidiary or any of the directors or officers of the Company or any subsidiary; or

                    (xvii) advise, assist, encourage or finance (or arrange, assist or facilitate financing to or for) any other person in connection with any of the matters restricted by, or otherwise seek to circumvent the limitations of, this Agreement.

               (b) From the date of this Agreement and through the conclusion of the Company's annual meeting of stockholders to be held in 2003, the Group and each Group Member covenant and agree, and shall require each of their affiliates, to vote and shall require any affiliate, group or other person acting in concert with any Group Member to vote, all shares beneficially owned in accordance with the recommendations of a majority of the members of the Board then in office on any stockholder proposals that are made and on approval of auditors.

         Section 5.    DIRECTORSHIP.

               (a) The Company and the Board covenant and agree to increase at its regularly scheduled board meeting to be held in December, 2002, the number of directors from seven (7) to eight (8) members, to appoint a nominee designated by the Group (the "Nominee") to fill the vacancy created by such increase and to provide that the Nominee's term will expire at the Company's annual meeting of stockholders to be held in 2004 (the "2004 Annual Meeting"), subject only to the non-objection of the OTS to such appointment.

               (b) To the extent required, the Company shall, upon execution of this Agreement, notify the OTS in accordance with 12 C.F.R. ss. 563.550 et seq. of the appointment of the Nominee to the Board, and shall promptly take any and all other actions necessary to obtain, including the filing of any required notices, forms or other instruments with the OTS and any other regulatory authority having jurisdiction thereof, the approval or non-objection of which is required for the Nominee to serve on the Board. The Group shall cause the Nominee to provide such information as may reasonably be requested by the Company in order for the Company to fulfill its obligations under 12 C.F.R. ss.
563.550 et seq.

               (c) It is expressly agreed that the Nominee is not bound, and no Replacement Director (as defined below) shall be bound, by the covenants, obligations and duties imposed upon the Group in this Agreement with respect to any actions taken by the Nominee or any Replacement Director solely in his or her capacity as a director of the Company.

               (d) If the OTS for any reason objects to the inclusion of the Nominee on the Board, or if the Nominee for any reason terminates service as a director of the Company prior to the 2004 Annual Meeting, the Company agrees to appoint a replacement director selected by the Group (the "Replacement Director"), subject to the approval of the remaining members of the Board, which approval shall not be unreasonably withheld, to fill the resulting vacancy. All of the provisions of this Section shall apply to any Replacement Director.

CUSIP No. 484243100                 13D                   Page 15 of 19 Pages


               (e) In the event that the appointment of the Nominee or any Replacement Director is not approved by the OTS within 90 days of delivery by the Group or any Group Member to the Company of completed and executed forms and disclosures necessary for submission to the OTS, this Agreement shall promptly terminate.

         Section 6.    NOTICE OF BREACH, REMEDIES AND ATTORNEYS' FEES.

               (a) The parties acknowledge the generally accepted principle that a material breach by one party to a contract excuses further performance by the other, but they expressly agree that an actual or threatened breach of this Agreement by any party will give rise to irreparable injury that cannot adequately be compensated by damages. Accordingly, in addition to any other remedy to which it may be entitled, each party shall be entitled to seek a temporary restraining order or injunctive relief to prevent a breach of the provisions of this Agreement or to secure specific enforcement of its terms and provisions.

               (b) The Group (and each Group Member) expressly agree that they will not be excused or claim to be excused from performance under this Agreement as a result of any material breach by the Company unless and until the Company is given written notice of such breach and ten (10) business days during which time the Company may either cure such breach or obtain equitable relief. If the Company seeks equitable relief, the Group (and each Group Member) irrevocably stipulate that any failure to perform or any assertion by the Group (or any Group Member) that they are excused from performing their obligations under this Agreement would cause the Company irreparable harm, that the Company shall not be required to provide further proof of irreparable harm in order to obtain equitable relief and that the Group (and each Group Member) shall not deny or contest that such actions would cause the Company irreparable harm. If, after such ten (10) business day period, the Company has not either reasonably cured such material breach or obtained equitable relief, the Group (or any Group Member) may terminate this Agreement by delivery of written notice to Company.

               (c) The Company expressly agrees that it will not be excused or claim to be excused from performance under this Agreement as a result of any material breach by the Group (or any Group Member) unless and until the Group (and each Group Member) is given written notice of such breach and ten (10) business days during which time the Group (or any Group Member) may either cure such breach or obtain equitable relief. If the Group (or any Group Member) seeks equitable relief, the Company irrevocably stipulates that any failure to perform or any assertion by the Company that it is excused from performing its obligations under this Agreement would cause the Group (and each Group Member) irreparable harm, that the Group (or any Group Member) shall not be required to provide further proof of irreparable harm in order to obtain equitable relief and that the Company shall not deny or contest that such actions would cause the Group (and each Group Member) irreparable harm. If, after such ten (10) business day period, the Group (or the Group Member) has not either reasonably cured such material breach or obtained equitable relief, the Company may terminate this Agreement by delivery of written notice to the Group and each Group Member.

               (d) If any party institutes an action to interpret this Agreement, or to enforce its rights under or recover damages for breach of, this Agreement, the prevailing party in such action or appeal shall be awarded all costs and expenses of the litigation, including, but not limited to, attorneys' fees, filing and service fees and witness fees. The prevailing party will be the party that succeeds either affirmatively or defensively on claims having the greatest value or importance, as determined by the court.

CUSIP No. 484243100                 13D                   Page 16 of 19 Pages

         Section 7. TERM. Except as otherwise expressly provided herein, this Agreement shall be effective upon the execution of this Agreement by all parties thereto as of the date set forth above and will remain in effect through the first anniversary of such date (the "Expiration Date"). For the avoidance of doubt, the parties agree that the expiration of this Agreement on the Expiration Date without a breach thereof by the Group or any Group Member shall not result in the removal of the Nominee or any Replacement Director, as the case may be, from the Board.

         Section 8. NOTICES. All notices, consents, waivers and other communications under this Agreement must be in writing (which shall include telecopier communication) and will be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service (receipt requested), mailed by registered or certified U.S. mail (return receipt requested) postage prepaid or telecopied if confirmed immediately thereafter by also mailing a copy of any notice, request or other communication by U.S. mail as provided in this Section:

                  Group:               c/o Jeffrey L. Gendell
                                       237 Park Avenue, Suite 900
                                       New York, New York 10017
                                       Telephone:    (212) 692-3695
                                       Telecopy:     (212) 692-3698

                  with a copy to:      Schulte Roth & Zabel LLP
                                       919 Third Avenue
                                       New York, New York  10022
                                       Attention: Steven J. Fredman, Esq.
                                       Telephone:    (217) 756-2567
                                       Telecopy:     (217) 593-5955

                  Company:             Mr. Larry D. Huffman
                                       President and Chief Executive Officer
                                       Kankakee Bancorp, Inc.
                                       310 South Schuyler Avenue
                                       Kankakee, Illinois  60901-0003
                                       Telephone:    (815) 937-4440
                                       Telecopy:     (815) 937-3674

                  with a copy to:      John E. Freechack, Esq.
                                       Barack Ferrazzano Kirschbaum Perlman &
                                        Nagelberg LLC
                                       333 West Wacker Drive
                                       Suite 2700
                                       Chicago, Illinois  60606
                                       Telephone:    (312) 984-3100
                                       Telecopy:     (312) 984-3150

CUSIP No. 484243100                 13D                   Page 17 of 19 Pages


or to such other person or place as any party shall furnish to the other parties hereto. Except as otherwise provided herein, all such notices, consents, waivers and other communications shall be effective: (a) if delivered by hand, when delivered; (b) if mailed in the manner provided in this Section, five business days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next Business Day after deposit with such service; and (d) if by telecopier, on the next business day if also confirmed by mail in the manner provided in this Section.

         Section 9. GOVERNING LAW. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the internal laws of the State of Delaware, without regard to the principles of conflict of laws.

         Section 10. SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by any governmental authority or a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

         Section 11. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the successors and assigns, and transferees by operation of law, of the parties. Except as otherwise expressly provided for herein, this Agreement shall not inure to the benefit of, be enforceable by or create any right or cause of action in any person, including any stockholder of the Company, other than the parties hereto.

         Section 12. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. All representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement.

         Section 13. AMENDMENTS. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto or their respective successors and assigns.

         Section 14. COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

         Section 15. DUTY TO EXECUTE. Each party agrees to execute any and all documents, and to do and perform any and all acts and things necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.

            [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.

                       SIGNATURES ARE ON FOLLOWING PAGE.]

CUSIP No. 484243100                 13D                   Page 18 of 19 Pages


         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the undersigned and duly authorized officers or representatives of the undersigned as of the day and year first above written.

                        KANKAKEE BANCORP, INC.


                         By:  /s/ Larry D. Hoffman
                              ---------------------------------------------
                               Name:   Larry d. Hoffman
                                     --------------------------------------
                               Title:  President and Chief Executive Officer
                                      -------------------------------------


/s/ Jeffrey L. Gendell
--------------------------------------------
JEFFREY L. GENDELL


TONTINE MANAGEMENT, L.L.C.


By:  /s/ Jeffrey L. Gendell
     ---------------------------------------
     Name:   Jeffrey L. Gendell
           ---------------------------------
     Title:  Managing Member
            --------------------------------


TONTINE PARTNERS, L.P.
BY:  TONTINE MANAGEMENT, L.L.C.


By:  /s/ Jeffrey L. Gendell
     ---------------------------------------
     Name:  Jeffrey L. Gendell
           ---------------------------------
     Title: Managing Member
            --------------------------------


TONTINE FINANCIAL PARTNERS, L.P.
BY:  TONTINE MANAGEMENT, L.L.C.


By:  /s/ Jeffrey L. Gendell
     ---------------------------------------
     Name:   Jeffrey L. Gendell
           ---------------------------------
     Title:  Managing Member
            --------------------------------


TONTINE OVERSEAS ASSOCIATES, L.C.C.


By:  /s/ Jeffrey L. Gendell
     ---------------------------------------
     Name:   Jeffrey L. Gendell
           ---------------------------------
     Title:  Managing Member
            --------------------------------

CUSIP No. 484243100                 13D                   Page 19 of 19 Pages



                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  December 9, 2002

                                    /s/ JEFFREY L. GENDELL
                                    ----------------------
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Financial Partners, L.P.